EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PROVIDES UPDATE ON HORIZON TURNAROUND
CALGARY, ALBERTA – MAY 29, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural has completed the turnaround at Horizon. The turnaround went well with no major changes to the scope.  Change out of the catalysts in the hydro-treating units and repairs to some equipment extended slightly beyond the original forecasted timeframe.  The sequential start-up of the operation began on the weekend with full production to resume shortly.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including estimated time to full production, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.